                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 20549


                                 SCHEDULE 13D
                        UNDER THE EXCHANGE ACT OF 1934

                              (Amendment No. 4 )
                                            ---


                            BANK PLUS CORPORATION
                            ---------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                         ----------------------------
                       (Title and Class of Securities)

                                  064446107
                                  ---------
                                (CUSIP Number)

                        Richard J. Perry, Jr., Esquire
                           Perry & Associates, P.C.
                          1826 Jefferson Place, N.W.
                           Washington, D. C. 20036
                                 (202) 775-8109
                           -----------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                December 7, 1998
                             -----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                                Exhibit Index at page 23




Page 1 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                   PAGE  2  OF  26  PAGES
                                                              ---    ----
-------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
                  ABOVE PERSON

                  Financial Institution Partners, L.P. /  52-1899611
-------------------------------------------------------------------------------
       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a)
                                                                  (b)
-------------------------------------------------------------------------------
       3.         SOURCE OF FUNDS

                  WC   OO
-------------------------------------------------------------------------------
       4.         IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO
                  ITEMS 2(d) AND 2(e)

                  NO
-------------------------------------------------------------------------------
       5.         CITIZENSHIP OR PLACE OF ORIGIN

                  Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF           6.   SOLE VOTING POWER
SHARES
OWNED BY          -------------------------------------------------------------
EACH                7.   SHARED VOTING POWER
REPORTING                917,100 SHARES
PERSON WITH       -------------------------------------------------------------
                    8.   SOLE DISPOSITIVE POWER

                  -------------------------------------------------------------
                    9.   SHARED DISPOSITIVE POWER
                         917,100 SHARES
-------------------------------------------------------------------------------
       10.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  917,100 SHARES
-------------------------------------------------------------------------------
       11.        DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                  NO
-------------------------------------------------------------------------------
       12.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                  4.72%
-------------------------------------------------------------------------------
       13.        TYPE OF REPORTING PERSON

                  PN
-------------------------------------------------------------------------------


Page 2 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                   PAGE  3  OF  26  PAGES
                                                              ---    ----
-------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
                  ABOVE PERSON

                  Hovde Capital, Inc. /  52-1891904
-------------------------------------------------------------------------------
       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)
                                                                  (b)
-------------------------------------------------------------------------------
       3.         SOURCE OF FUNDS

                  AF
-------------------------------------------------------------------------------
       4.         IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO
                  ITEMS 2(d) AND 2(e)

                  NO
-------------------------------------------------------------------------------
       5.         CITIZENSHIP OR PLACE OF ORIGIN

                  Incorporated: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF           6.   SOLE VOTING POWER
SHARES
OWNED BY          -------------------------------------------------------------
EACH                7.   SHARED VOTING POWER
REPORTING                917,100 SHARES
PERSON WITH       -------------------------------------------------------------
                    8.   SOLE DISPOSITIVE POWER

                  -------------------------------------------------------------
                    9.   SHARED DISPOSITIVE POWER
                         917,100 SHARES
-------------------------------------------------------------------------------
       10.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  917,100 SHARES
-------------------------------------------------------------------------------
       11.        DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                  NO
-------------------------------------------------------------------------------
       12.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                  4.72%
-------------------------------------------------------------------------------
       13.        TYPE OF REPORTING PERSON

                  CO
-------------------------------------------------------------------------------

Page 3 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                   PAGE  4  OF  26  PAGES
                                                              ---    ----
-------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
                  ABOVE PERSON

                  Financial Institution Partners II, L.P. / 36-4131559
-------------------------------------------------------------------------------
       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)
                                                                  (b)
-------------------------------------------------------------------------------
       3.         SOURCE OF FUNDS

                  WC   OO
-------------------------------------------------------------------------------
       74.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO
                  ITEMS 2(d) AND 2(e)

                  NO
-------------------------------------------------------------------------------
       5.         CITIZENSHIP OR PLACE OF ORIGIN

                  Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF           6.   SOLE VOTING POWER
SHARES
OWNED BY          -------------------------------------------------------------
EACH                7.   SHARED VOTING POWER
REPORTING                808,967 SHARES
PERSON WITH       -------------------------------------------------------------
                    8.   SOLE DISPOSITIVE POWER

                  -------------------------------------------------------------
                    9.   SHARED DISPOSITIVE POWER
                         808,967 SHARES
-------------------------------------------------------------------------------
       10.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  808,967 SHARES
-------------------------------------------------------------------------------
       11.        DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                  NO
-------------------------------------------------------------------------------
       12.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                  4.17%
-------------------------------------------------------------------------------
       13.        TYPE OF REPORTING PERSON

                  PN
-------------------------------------------------------------------------------

Page 4 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                   PAGE  5  OF  26  PAGES
                                                              ---    ----
-------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
                  ABOVE PERSON

                  Hovde Capital, L.L.C. / 91-1825712
-------------------------------------------------------------------------------
       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)
                                                                  (b)
-------------------------------------------------------------------------------
       3.         SOURCE OF FUNDS

                  AF
-------------------------------------------------------------------------------
       4.         IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO
                  ITEMS 2(d) AND 2(e)

                  NO
-------------------------------------------------------------------------------
       5.         CITIZENSHIP OR PLACE OF ORIGIN

                  Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF           6.   SOLE VOTING POWER
SHARES
OWNED BY          -------------------------------------------------------------
EACH                7.   SHARED VOTING POWER
REPORTING                808,967 SHARES
PERSON WITH       -------------------------------------------------------------
                    8.   SOLE DISPOSITIVE POWER

                  -------------------------------------------------------------
                    9.   SHARED DISPOSITIVE POWER
                         808,967 SHARES
-------------------------------------------------------------------------------
       10.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  808,967 SHARES
-------------------------------------------------------------------------------
       11.        DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                  NO
-------------------------------------------------------------------------------
       12.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                  4.17%
-------------------------------------------------------------------------------
       13.        TYPE OF REPORTING PERSON

                  CO
-------------------------------------------------------------------------------

Page 5 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                   PAGE  6  OF  26  PAGES
                                                              ---    ----
-------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
                  ABOVE PERSON

                  Hancock Park Acquisition, L.P. /  36-4081806
-------------------------------------------------------------------------------
       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)
                                                                  (b)
-------------------------------------------------------------------------------
       3.         SOURCE OF FUNDS

                  WC   OO
-------------------------------------------------------------------------------
       4.         IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO
                  ITEMS 2(d) AND 2(e)

                  NO
-------------------------------------------------------------------------------
       5.         CITIZENSHIP OR PLACE OF ORIGIN

                  Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF           6.   SOLE VOTING POWER
SHARES
OWNED BY          -------------------------------------------------------------
EACH                7.   SHARED VOTING POWER
REPORTING                651,260 SHARES
PERSON WITH       -------------------------------------------------------------
                    8.   SOLE DISPOSITIVE POWER

                  -------------------------------------------------------------
                    9.   SHARED DISPOSITIVE POWER
                         651,260 SHARES
-------------------------------------------------------------------------------
       10.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  651,260 SHARES
-------------------------------------------------------------------------------
       11.        DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                  NO
-------------------------------------------------------------------------------
       12.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                  3.35%
-------------------------------------------------------------------------------
       13.        TYPE OF REPORTING PERSON

                  PN
-------------------------------------------------------------------------------

Page 6 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                   PAGE  7  OF  26  PAGES
                                                              ---    ----
-------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
                  ABOVE PERSON

                  Hancock Park Acquisition, L.L.C. /  36-4068512
-------------------------------------------------------------------------------
       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)
                                                                  (b)
-------------------------------------------------------------------------------
       3.         SOURCE OF FUNDS

                  AF
-------------------------------------------------------------------------------
       4.         IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO
                  ITEMS 2(d) AND 2(e)

                  NO
-------------------------------------------------------------------------------
       5.         CITIZENSHIP OR PLACE OF ORIGIN

                  Organized: State of Illinois
-------------------------------------------------------------------------------
NUMBER OF           6.   SOLE VOTING POWER
SHARES
OWNED BY          -------------------------------------------------------------
EACH                7.   SHARED VOTING POWER
REPORTING                651,260 SHARES
PERSON WITH       -------------------------------------------------------------
                    8.   SOLE DISPOSITIVE POWER

                  -------------------------------------------------------------
                    9.   SHARED DISPOSITIVE POWER
                         651,260 SHARES
-------------------------------------------------------------------------------
       10.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  651,260 SHARES
-------------------------------------------------------------------------------
       11.        DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                  NO
-------------------------------------------------------------------------------
       12.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                  3.35%
-------------------------------------------------------------------------------
       13.        TYPE OF REPORTING PERSON

                  CO
-------------------------------------------------------------------------------



Page 7 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107                            PAGE    8     OF   26   PAGES
                                                         ---        ----
-------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
                  ABOVE PERSON

                  Western Acquisition Partners, L.P. /  36-4081807
-------------------------------------------------------------------------------
       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)
                                                                  (b)
-------------------------------------------------------------------------------
       3.         SOURCE OF FUNDS

                  WC   OO
-------------------------------------------------------------------------------
       4.         IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO
                  ITEMS 2(d) AND 2(e)

                  NO
-------------------------------------------------------------------------------
       5.         CITIZENSHIP OR PLACE OF ORIGIN

                  Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF           6.   SOLE VOTING POWER
SHARES
OWNED BY          -------------------------------------------------------------
EACH                7.   SHARED VOTING POWER
REPORTING                140,000 SHARES
PERSON WITH       -------------------------------------------------------------
                    8.   SOLE DISPOSITIVE POWER

                  -------------------------------------------------------------
                    9.   SHARED DISPOSITIVE POWER
                         140,000 SHARES
-------------------------------------------------------------------------------
       10.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  140,000 SHARES
-------------------------------------------------------------------------------
       11.        DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                  NO
-------------------------------------------------------------------------------
       12.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                  0.72%
-------------------------------------------------------------------------------
       13.        TYPE OF REPORTING PERSON

                  PN
-------------------------------------------------------------------------------



Page 8 of 26 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 064446107                            PAGE    9     OF    26  PAGES
                                                         ---         ----
-------------------------------------------------------------------------------
       1.         NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF
                  ABOVE PERSON

                  Western Acquisitions, L.L.C. /  36-4068258
-------------------------------------------------------------------------------
       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)
                                                                  (b)
-------------------------------------------------------------------------------
       3.         SOURCE OF FUNDS

                  AF
-------------------------------------------------------------------------------
       4.         IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO
                  ITEMS 2(d) AND 2(e)

                  NO
-------------------------------------------------------------------------------
       5.         CITIZENSHIP OR PLACE OF ORIGIN

                  Organized: State of Illinois
-------------------------------------------------------------------------------
NUMBER OF           6.   SOLE VOTING POWER
SHARES
OWNED BY          -------------------------------------------------------------
EACH                7.   SHARED VOTING POWER
REPORTING                140,000 SHARES
PERSON WITH       -------------------------------------------------------------
                    8.   SOLE DISPOSITIVE POWER

                  -------------------------------------------------------------
                    9.   SHARED DISPOSITIVE POWER
                         140,000 SHARES
-------------------------------------------------------------------------------
       10.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  140,000 SHARES
-------------------------------------------------------------------------------
       11.        DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                  NO
-------------------------------------------------------------------------------
       12.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                  0.72%
-------------------------------------------------------------------------------
       13.        TYPE OF REPORTING PERSON

                  CO
-------------------------------------------------------------------------------



Page 9 of 26 Pages

ITEM 1.  SECURITY AND BANK

      The class of security to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of Bank Plus Corporation (the "Company"). The address of the principal executive offices of the Company is 4565 Colorado Boulevard, Los Angeles, CA 90039.

ITEM 2.  IDENTITY AND BACKGROUND

      The persons filing this statement are Financial Institution Partners, L.P., Financial Institution Partners II, L.P., Hancock Park Acquisition, L.P., Western Acquisition Partners, L.P. (the "Limited Partnerships"), Hovde Capital, Inc., Hovde Capital, L.L.C., Hancock Park Acquisition, L.L.C., and Western Acquisitions, L.L.C. (the "General Partners"), who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware corporation, is the general partner of Financial Institution Partners, L.P. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner of Financial Institution Partners II, L.P. Hancock Park Acquisition, L.L.C., an Illinois limited liability company, is the general partner of Hancock Park Acquisition, L.P. Western Acquisitions, L.L.C., an Illinois limited liability company, is the general partner of Western Acquisition Partners, L.P.

      Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnerships and the General Partners, as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partners who are Reporting Persons. The General Partners control the Limited Partnerships.

      None of the Reporting Persons or executive officers, directors or controlling persons of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

      The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.



Page 10 of 26 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

      The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

      (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

      (b) The Office of Thrift Supervision ("OTS") accepted, by letter dated November 30, 1998, a Rebuttal of Rebuttable Determination of Control Under
Part 574 (the "Rebuttal") filed by the Reporting Persons pursuant to the Acquisition of Control Regulations (12 C.F.R. part 574), to rebut the presumption of control of the Company that will arise when the Reporting Persons, in concert, acquire more than 10% of the voting stock of the Company and, thereby, become one of the Company's two largest shareholders. An affiliate of the Reporting Persons, Pacific Financial Investors, Ltd. rather than Hovde Acquisitions, L.L.C., filed a Rebuttal.

      (c)  None.

      (d)  None.

      (e)  None.

      (f)  None.

      (g)  None.

      (h)  None.

      (i)  None.

      (j)  None.


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

      (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of December 14, 1998, information relating to the aggregate number of Shares of the Company and



Page 11 of 26 Pages
the percentage of the outstanding Shares of the Company as of such date (based upon information provided by the Company, there are 19,419,778 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of their control over each respective Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by each Limited Partnership are made by its respective General Partner acting through its chief executive officer or president. As such, the Limited Partnerships and the General Partners share voting and investment power with respect to those Shares. None of the General Partners, their executive officers, directors or controlling persons beneficially owns any Shares personally or otherwise, except for the Shares owned by the Partnerships.

      (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of December 14, 1998, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

      (d)  None.

      (e)  Not applicable.

      Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

      None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit A - Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1) Exhibit B - [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL
            TREATMENT] (Incorporated by reference to Amendment No. 3, filed with the Securities and Exchange Commission (the "Commission") on December 4, 1998)]
Exhibit C - Customer Agreement between NationsBanc Montgomery
            Securities and Financial Institution Partners II, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit D - Prime Broker Agreement between NationsBanc Montgomery
            Securities and Financial Institution Partners II, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit E - Partnership Agreement between NationsBanc Montgomery
            Securities and Financial Institution Partners II, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)


Page 12 of 26 Pages

Exhibit F - Customer Agreement between NationsBanc Montgomery
            Securities and Financial Institution Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit G - Prime Broker Agreement between NationsBanc Montgomery
            Securities and Financial Institution Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit H - Partnership Agreement between NationsBanc Montgomery
            Securities and Financial Institution Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit I - Customer Agreement between NationsBanc Montgomery
            Securities and Hancock Park Acquisition, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit J - Prime Broker Agreement between NationsBanc Montgomery
            Securities and Hancock Park Acquisition, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit K - Partnership Agreement between NationsBanc Montgomery
            Securities and Hancock Park Acquisition, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit L - Customer Agreement between NationsBanc Montgomery
            Securities and Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit M - Prime Broker Agreement between NationsBanc Montgomery
            Securities and Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)
Exhibit N - Partnership Agreement between NationsBanc Montgomery
            Securities and Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)


Page 13 of 26 Pages

                                  SIGNATURES


      After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                                    FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                                    By:           /s/  Eric D. Hovde
                                          ----------------------------------
                                          Eric D. Hovde
                                    Its:  President

                                    HOVDE CAPITAL, INC.

                                    By:           /s/  Eric D. Hovde
                                          ----------------------------------
                                          Eric D. Hovde
                                    Its:  President

                                    FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                                    By:           /s/  Eric D. Hovde
                                          ----------------------------------
                                          Eric D. Hovde
                                    Its:  Managing Member

                                    HOVDE CAPITAL, L.L.C.

                                    By:           /s/  Eric D. Hovde
                                          ----------------------------------
                                          Eric D. Hovde
                                    Its:  Managing Member

                                    HANCOCK PARK ACQUISITION, L.P., by its
                                    General Partner, HANCOCK PARK
                                    ACQUISITION, L.L.C..

                                    By:           /s/  Eric D. Hovde
                                          ----------------------------------
                                          Eric D. Hovde
                                    Its:  Member

Page 14 of 26 Pages

                                    HANCOCK PARK ACQUISITION, L.L.C.

                                    By:           /s/  Eric D. Hovde
                                          ----------------------------------
                                          Eric D. Hovde
                                    Its:  Member

                                    WESTERN ACQUISITION PARTNERS, L.P., by
                                    its General Partner, WESTERN
                                    ACQUISITIONS, L.L.C.

                                    By:           /s/  Eric D. Hovde
                                          ----------------------------------
                                          Eric D. Hovde
                                    Its:  Managing Member

                                    WESTERN ACQUISITIONS, L.L.C.

                                    By:           /s/  Eric D. Hovde
                                          ----------------------------------
                                          Eric D. Hovde
                                    Its:  Managing Member


Dated:         12/14/98
      -----------------




Page 15 of 26 Pages

                               SCHEDULE 1

               INFORMATION RELATING TO REPORTING PERSONS

                                          PRINCIPAL BUSINESS AND
                                          ADDRESS OF PRINCIPAL BUSINESS
      NAME                                OR PRINCIPAL OFFICE
      ----                                -----------------------------
Financial Institution Partners, L.P.      Limited partnership formed to make
                                          investments primarily in
                                          equity securities of
                                          financial institutions.
                                          1629 Colonial Parkway
                                          Inverness, Illinois 60067
                                          Organized: State of Delaware

Hovde Capital, Inc.                       Corporation formed to serve as the
                                          general partner of Financial
                                          Institution Partners, L.P.
                                          1629 Colonial Parkway
                                          Inverness, Illinois 60067
                                          Incorporated: State of
                                          Delaware

Financial Institution Partners II, L.P.   Limited partnership formed to
                                          make investments primarily in
                                          equity securities of
                                          financial institutions and
                                          financial services companies.
                                          1629 Colonial Parkway
                                          Inverness, Illinois 60067
                                          Organized: State of Delaware

Hovde Capital, L.L.C.                     Limited liability company
                                          formed to serve as the
                                          general partner of Financial
                                          Institution Partners II, L.P.
                                          1629 Colonial Parkway
                                          Inverness, Illinois 60067
                                          Organized: State of Nevada

Hancock Park Acquisition, L.P.            Limited partnership formed to make
                                          investments primarily in
                                          equity securities of
                                          financial institutions.
                                          1629 Colonial Parkway
                                          Inverness, Illinois 60067
                                          Organized: State of Delaware


Page 16 of 26 Pages

Hancock Park Acquisition, L.L.C.          Limited liability company
                                          formed to serve as the
                                          general partner of Hancock
                                          Park Acquisition, L.P.
                                          1629 Colonial Parkway
                                          Inverness, Illinois 60067
                                          Organized:  State of Illinois

Western Acquisition Partners, L.P.        Limited partnership formed to make
                                          investments primarily in
                                          equity securities of
                                          financial institutions.
                                          1629 Colonial Parkway
                                          Inverness, Illinois 60067
                                          Organized: State of Delaware

Western Acquisitions, L.L.C.              Limited liability company
                                          formed to serve as the
                                          general partner of Western
                                          Acquisition Partners, L.P.
                                          1629 Colonial Parkway
                                          Inverness, Illinois 60067
                                          Organized:  State of Illinois


Page 17 of 26 Pages

     INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR
                          CONTROLLING PERSONS

NAME                           PRINCIPAL OCCUPATION
ADDRESS                        BUSINESS ADDRESS           CITIZENSHIP
-------                        ----------------           -----------
Steven D. Hovde(1)             Investment banker          U.S.
1629 Colonial Parkway          Hovde Financial, Inc.
Inverness, Illinois 60067      1629 Colonial Parkway
                               Inverness, Illinois 60067
                               Investment banking firm

Eric D. Hovde(2)               Investment banker          U.S.
1826 Jefferson Place, NW       Hovde Financial, Inc.
Washington, D.C. 20036         1826 Jefferson Place, NW
                               Washington, D.C. 20036
                               Investment banking firm

Braddock J. LaGrua(3)          Investment banker          U.S.
1826 Jefferson Place, NW       Hovde Financial, Inc.
Washington, D.C. 20036         1826 Jefferson Place, NW
                               Washington, D.C. 20036
                               Investment banking firm

Gregory A. Mitchell(4)         Investment banker          U.S.
1801 Oakland Blvd., Suite 259  Hovde Financial, Inc.
Walnut, CA 94596               1801 Oakland Blvd.
                               Suite 250
                               Walnut, CA 94596



--------
(1) Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman, CEO of Hovde Capital, Inc.; President, Treasurer of Hovde Capital, L.L.C.; Executive VP, Treasurer of Hancock Park Acquisition, L.L.C.; Executive VP, Treasurer of Western Acquisitions, L.L.C.
(2) Eric D. Hovde is affiliated with the following Reporting Persons:
President of Hovde Capital, Inc.; Chairman and CEO of Hovde Capital, L.L.C.; President and Assistant Treasurer of Hancock Park Acquisition, L.L.C.; President and Assistant Treasurer of Western Acquisitions, L.L.C.
(3) Braddock J. LaGrua is affiliated with the following Reporting
Persons: Executive VP, Treasurer of Hovde Capital, Inc.
(4) Gregory A. Mitchell is affiliated with the following Reporting
Persons: VP of Hovde Capital, L.L.C.; Senior VP of Hancock Park Acquisition, L.L.C.



Page 18 of 26 Pages

                               SCHEDULE 2

      The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                               AMOUNT
                                               ORIGINALLY
                       TOTAL                   FINANCED/         SOURCE OF
NAME                   CONSIDERATION           CURRENT BALANCE   FUNDS
---------------------------------------------------------------------------------
Financial              $5,705,031.66           $2,691,441.06/    Working Capital/
Institution                                    $3,013,590.60     Line of Credit*
Partners, L.P.

Hovde Capital,         $5,705,031.66           $2,691,441.06/    Working Capital/
Inc.                                           $3,013,590.60     Line of Credit of
                                                                 Affiliate*

Financial              $6,825,305.00           $2,426,870.52/    Working Capital/
Institution                                    $4,398,434.48     Line of Credit**
Partners II, L.P.

Hovde Capital,         $6,825,305.00           $2,426,870.52/    Working Capital/
L.L.C.                                         $4,398,434.48     Line of Credit of
                                                                 Affiliate**

Hancock Park           $3,514,566.31           $1,953,756.59/    Working Capital/
Acquisition, L.P.                              $1,560,809.72     Line of Credit***

Hancock Park           $3,514,566.31           $1,953,756.59/    Working Capital/
Acquisition, L.L.C.                            $1,560,809.72     Line of Credit of
                                                                 Affiliate***

Western                $1,551,875.00           $543,156.25/      Working Capital/
Acquisition                                    $1,008,718.75     Line of Credit****
Partners, L.P.

Western                $1,551,875.00           $543,156.25/      Working Capital/
Acquisitions, L.L.C.                           $1,008,718.75     Line of Credit of
                                                                 Affiliate****

----------------------
*$3,013,590.60 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.
**$4,398,434.48 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.
***$1,560,809.72 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.
****$1,008,718.75 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.



Page 19 of 26 Pages

                               SCHEDULE 3

      The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                                  APPROXIMATE
NAME                                NUMBER OF SHARES              PERCENTAGE
----                                ----------------              ----------
Financial Institution               917,100                       4.72%
Partners, L.P.

Hovde Capital, Inc.                 917,100                       4.72%

Financial Institution               808,967                       4.17%
Partners II, L.P.

Hovde Capital, L.L.C.               808,967                       4.17%

Hancock Park                        651,260                       3.35%
Acquisition, L.P.

Hancock Park                        651,260                       3.35%
Acquisition, L.L.C.

Western Acquisition                 140,000                       0.72%
Partners, L.P.

Western Acquisitions,               140,000                       0.72%
L.L.C.

--------------------------------------------------------------------------------
Aggregate Shares Held by            2,517,327                     12.96%
Reporting Persons



Page 20 of 26 Pages

                               SCHEDULE 4

Description of Transactions in Shares Effected within 60 Days

The Reporting Persons effected the following transactions in the Shares within sixty (60) days of December 14, 1998:

--------------------------------------------------------------------------
             Transaction Number of   Transaction  Transaction Broker
             Date        Shares      Price        Type
--------------------------------------------------------------------------
Financial    12/11/98    25,000      $4.00        Buy         Mongtomery
Institution                                                   Securities
Partners,   --------------------------------------------------------------
L.P.         12/11/98    1,200       $4.00        Buy         Bloomberg
                                                              Tradebook
            --------------------------------------------------------------
             12/10/98    100,000     $4.00        Buy         Montgomery
                                                              Securities
            --------------------------------------------------------------
             12/10/98    6,100       $4.00        Buy         Bloomberg
                                                              Tradebook
            --------------------------------------------------------------
             12/9/98     54,600      $3.9943      Buy         Bloomberg
                                                              Tradebook
            --------------------------------------------------------------
             12/9/98     55,600      $3.9867      Buy         Jeffries &
                                                              Co.
            --------------------------------------------------------------
             12/8/98     93,600      $4.0005      Buy         Bloomberg
                                                              Tradebook
            --------------------------------------------------------------
             12/7/98     95,900      $3.9939      Buy         Bloomberg
                                                              Tradebook
            --------------------------------------------------------------
             12/4/98     100,000     $3.9976      Buy         Bloomberg
                                                              Tradebook
            --------------------------------------------------------------
             12/3/98     21,800      $3.9738      Buy         Bloomberg
                                                              Tradebook
            --------------------------------------------------------------
             12/2/98     33,300      $3.9880      Buy         Bloomberg
                                                              Tradebook
--------------------------------------------------------------------------



--------------------------------------------------------------------------
             Transaction Number of   Transaction  Transaction Broker
             Date        Shares      Price        Type
--------------------------------------------------------------------------
Financial    11/24/98    186,000     $4.50        Buy         Montgomery
Institution                                                   Securities
Partners    --------------------------------------------------------------
II, L.P.     11/24/98    110,000     $4.4943      Buy         A.T. Watley
            --------------------------------------------------------------
             11/19/98    40,000      $3.6484      Buy         Jeffries &
                                                              Co.
            --------------------------------------------------------------
             11/17/98    15,000      $3.3125      Buy         Jeffries &
                                                              Co.
            --------------------------------------------------------------
             11/12/98    15,300      $3.1875      Buy         Jeffries &
                                                              Co.
--------------------------------------------------------------------------




Page 21 of 26 Pages

--------------------------------------------------------------------------
             Transaction Number of   Transaction  Transaction Broker
             Date        Shares      Price        Type
--------------------------------------------------------------------------
Hancock      11/24/98    1,696       4.50         Sell        Montgomery
Park                                                          Securities
Acquisition,--------------------------------------------------------------
L.P.         11/24/98    3,110       4.50         Sell        Montgomery
                                                              Securities
            --------------------------------------------------------------
             11/24/98    3,194       4.50         Sell        Montgomery
                                                              Securities
            --------------------------------------------------------------
             11/24/98    178,000     4.50         Sell        Montgomery
                                                              Securities
            --------------------------------------------------------------
             10/14/98    402,400     $2.3125      Buy         Jeffries &
                                                              Co.
--------------------------------------------------------------------------





Page 22 of 26 Pages

                             EXHIBIT INDEX

                                                                  Page

Exhibit A   Consent Agreement to 17 C.F.R. Section 13d-1(f)(1)     25

Exhibit B   [OMITTED - - FILED PURSUANT TO REQUEST
            FOR CONFIDENTIAL TREATMENT] (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)](5)

Exhibit C - Customer Agreement between NationsBanc Montgomery
            Securities and Financial Institution Partners II, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit D - Prime Broker Agreement between NationsBanc
            Montgomery Securities and Financial Institution
            Partners II, L.P. (Incorporated by reference to
            Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit E - Partnership Agreement between NationsBanc
            Montgomery Securities and Financial Institution
            Partners II, L.P. (Incorporated by reference to
            Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit F - Customer Agreement between NationsBanc
            Montgomery Securities and Financial Institution
            Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit G - Prime Broker Agreement between NationsBanc
            Montgomery Securities and Financial Institution
            Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit H - Partnership Agreement between NationsBanc
            Montgomery Securities and Financial Institution
            Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on

-------------------
(5) Portions of Exhibit 5 have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.


Page 23 of 26 Pages

            December 4, 1998)

Exhibit I - Customer Agreement between NationsBanc
            Montgomery Securities and Hancock Park
            Acquisition, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit J - Prime Broker Agreement between NationsBanc
            Montgomery Securities and Hancock Park
            Acquisition, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit K - Partnership Agreement between NationsBanc
            Montgomery Securities and Hancock Park
            Acquisition, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit L - Customer Agreement between NationsBanc
            Montgomery Securities and Western Acquisition
            Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit M - Prime Broker Agreement between NationsBanc
            Montgomery Securities and Western Acquisition
            Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit N - Partnership Agreement between NationsBanc
            Montgomery Securities and Western Acquisition
            Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)


Page 24 of 26 Pages

                                                               EXHIBIT A

      Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)

      Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.


                              FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                              By:           /s/  Eric D. Hovde
                                    ----------------------------------
                                    Eric D. Hovde
                              Its:  President

                              HOVDE CAPITAL, INC.

                              By:           /s/  Eric D. Hovde
                                    ----------------------------------
                                    Eric D. Hovde
                              Its:  President

                              FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                              By:           /s/  Eric D. Hovde
                                    ----------------------------------
                                    Eric D. Hovde
                              Its:  Managing Member

                              HOVDE CAPITAL, L.L.C.

                              By:           /s/  Eric D. Hovde
                                    ----------------------------------
                                    Eric D. Hovde
                              Its:  Managing Member

                              HANCOCK PARK ACQUISITION, L.P., by its
                              General Partner, HANCOCK PARK
                              ACQUISITION, L.L.C.

                              By:           /s/  Eric D. Hovde
                                    ----------------------------------
                                    Eric D. Hovde
                              Its:  Member



Page 25 of 26 Pages

                              HANCOCK PARK ACQUISITION, L.L.C.

                              By:           /s/  Eric D. Hovde
                                    ----------------------------------
                                    Eric D. Hovde
                              Its:  Member

                              WESTERN ACQUISITION PARTNERS, L.P., by
                              its General Partner, WESTERN
                              ACQUISITIONS, L.L.C..

                              By:           /s/  Eric D. Hovde
                                    ----------------------------------
                                    Eric D. Hovde
                              Its:  Managing Member

                              WESTERN ACQUISITIONS, L.L.C.

                              By:           /s/  Eric D. Hovde
                                    ----------------------------------
                                    Eric D. Hovde
                              Its:  Managing Member



Page 26 of 26 Pages